Exhibit 1.01

Daktronics, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2018

This Conflict Minerals Report for the year ended December 31, 2018 (the “Report”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Please refer to the Rule, Form SD and SEC Release No. 34-67716 of the Securities and Exchange Commission (the “SEC”) for definitions of certain terms used in this Report.

Daktronics, Inc. and its subsidiaries (collectively, the “Company,” “Daktronics,” “we” or “our”) are engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products which are sold in a variety of markets throughout the world and the rendering of related maintenance and professional services.  Our products are designed primarily to inform and entertain people through the communication of content.

In accordance with the Rule, Daktronics undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in the production of its electronic display systems and scoreboards. Conflict minerals are utilized in the underlying electronic components which are necessary to the functionality of our electronic display systems. Therefore, these are the components which are subject to the reporting obligations of the Rule. All other supply chain purchases were excluded from the analysis. In addition, we created a Conflict Mineral Policy and conducted supplier training sessions designed to educate our suppliers regarding the emerging SEC requirements and our due diligence expectations.

Our due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (EIIC/GeSI) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. We purchase assembled electronic components from our suppliers. We do not make or purchase raw ore or unrefined conflict minerals and are several levels removed from the actual mining of conflict minerals. We make no purchases of any kind in the Covered Countries. Our due diligence measures included:

1.
Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSi Conflict Minerals Reporting Template to determine the reasonable country of origin. The template is widely adopted in the industry and includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.

2.
After we received the survey information from our suppliers, we compared the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which are identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold. We relied on EICC/GeSI to adopt appropriate methodologies to identify conflict fee smelters because tracing materials back to their respective mines of origin is complex and outside the scope of our expertise.

Despite having conducted a good faith reasonable country of origin inquiry, not all of our suppliers have been able to respond definitively on the supply chain origin of conflict minerals. It will take more time for them to complete their due diligence and tracing of conflict minerals through broad, complex, and ever changing supply chains, and they may not succeed in determining the origin of all or any such minerals.

Thus, we do not currently have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.

We continue our ongoing effort to evaluate our suppliers’ responses and continue to educate our suppliers on our Conflict Mineral Policy, which does not allow conflict minerals from the Democratic Republic of the Congo or Adjoining Countries.